Exhibit 99.2
WNS (HOLDINGS) LIMITED
NOTICE OF ANNUAL GENERAL MEETING
To be Held on July 23, 2009
To our Shareholders:
NOTICE IS HEREBY GIVEN that an annual general meeting (the “Annual General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands on Thursday, July 23, 2009 at 11.30 am (Jersey time) for the purpose of considering the following ordinary business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit adopting the following resolutions:
ORDINARY BUSINESS
The following resolutions will be proposed as ordinary resolutions:
Resolution 1 (Annual audited accounts)
THAT the audited accounts of the Company for the financial year ended March 31, 2009, including the report of the auditors, be and hereby are adopted.
Resolution 2 (Re-appointment of auditors)
THAT Ernst & Young be and hereby is re-appointed as the Company’s auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2010.
Resolution 3 (Auditors’ remuneration)
THAT a maximum sum of US$2 million be and hereby is approved as being available for the payment of the remuneration of Ernst & Young as the Company’s auditors for their audit services to be rendered in respect of the financial year ending March 31, 2010 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.
Resolution 4 (Re-election of Class III Director)
THAT Mr. Jeremy Young be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.
Resolution 5 (Re-election of Class III Director)
THAT Mr. Eric B. Herr be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.

Resolution 6 (Re-election of Class III Director)
THAT Mr. Deepak Parekh be and hereby is re-elected to hold office as a Class III Director from the date of the Annual General Meeting.
Resolution 7 (Directors’ remuneration)
THAT:
(a)	an aggregate sum of US$3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2010; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted stock units (“Awards”) under the Amended and Restated 2006 Stock Incentive Plan (the “Plan”) to Directors by the compensation committee of the Board of Directors in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2010 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to four million.

DATED: June 15, 2009	Registered Office:
12 Castle Street
BY ORDER OF THE BOARD	St. Helier
Jersey JE2 3RT

Capita Secretaries Limited	Channel Islands
Company Secretary
NOTES:
1.	The Board of Directors has fixed the close of business on June 18, 2009 as the record date for determining those persons whose names appear on our Register of Members as holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice of Annual General Meeting, the accompanying Form of Proxy, Proxy Statement and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2009 (the “Annual Report”).

2.	A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend the Annual General Meeting and, on a poll, to vote on his behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Annual General Meeting in person.

3.	To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company (care of Capita Secretaries Limited) at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Michele Ivory) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited) at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Michele Ivory) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll.

5.	If the Annual General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 11.30 am (Jersey time) on July 30, 2009 at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding ordinary shares conferring not less than one-third of the total voting rights.

6.	A copy of the Annual Report is available for inspection at the Company’s registered office. In addition, Shareholders will be provided with a copy of the Annual Report, free of charge, upon request by contacting the Company Secretary, Capita Secretaries Limited, of 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands (attention: Michele Ivory, telephone: +44 (0)1534 847213) or ameya.paranjape@wnsgs.com, attention Ameya Paranjape. Shareholders may also access a copy of the Annual Report on the Company’s website at www.wns.com.

7.	Explanatory notes to the resolutions to be proposed at the Annual General Meeting are contained in the Proxy Statement which accompanies this Notice of Annual General Meeting.

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